EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Exponent, Inc.:

We consent to the use of our reports dated March 3, 2006, with respect to the consolidated balance sheets of Exponent, Inc. as of December 30, 2005 and December 31, 2004, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 30, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 30, 2005, and the effectiveness of internal control over financial reporting as of December 30, 2005, incorporated herein by reference.

/s/ KPMG LLP

San Francisco, California
November 9, 2006